

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 18, 2018

John D. Hart
Senior Vice President, Chief Financial Officer and Treasurer
Continental Resources, Inc.
20 N. Broadway
Oklahoma City, OK 73102

> **Re: Continental Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2018**
> **File No. 333-224181**

Dear Mr. Hart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Michael S. Telle, Esq.
Vinson & Elkins L.L.P.